
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 3, 2006

via U.S. Mail
Joseph R. Weaver, Jr.
General Counsel and Secretary
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, Texas 75038

> **Re:** **Darling International Inc.**
> **Registration Statement on Form S-4**
> **Filed February 2, 2006**
> **File No. 333-131484**
> **Form 10-K for the Fiscal Year Ended**
> **January 1, 2005**
> **File No. 1-13323**

Dear Mr. Weaver:

We have limited the review of your filings to those issues identified in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Risk Factors, page 18

Risk Factors Relating to the Acquisition, page 18

1.   We note the $3.60 minimum price established for determining the true-up
        consideration that may be paid to National By-Products Inc. on the true-up date.
        We also note that in December 2005, the price of common stock of Darling
        International Inc. was as low as $3.26. Given that the true-up consideration sets a
        floor for purposes of determining the aggregate amount of consideration that is
        potentially issuable, include a risk factor that advises investors that the true-up
        value received will be limited in the event that the actual average prices for the
        ninety day period prior to the true up date, are less than the $3.60 minimum price
        the company has established for purposes of calculating the additional true-up
        consideration.

Form 10-K

Notes to Consolidated Financial Statements, page 49

(15) Business Segments, page 68

 Geographic Area, Net Trade Revenues, page 70

2.   You disclose that a portion of your revenues is generated from Korea. Please
        advise us as to whether you are referencing North Korea or South Korea. We
        may have further comments.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru, at (202) 551-3757 or the undersigned with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Joseph R. Weaver, Jr.
Darling International Inc.
March 3, 2006
page 4

cc: <u>via facsimile</u>
        Mary R. Korby, Esq.
        Weil, Gotshal & Manges, LLP.
        214-746-7777